                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. ____)*

                        Human Pheremone Sciences, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   296022106
                 --------------------------------------------
                                (CUSIP Number)

                        Human Pheremone Sciences, Inc.
                              4034 Clipper Court
                               Fremont, CA 94538
                                (510) 226-6847

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 19, 1998
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 6

                                 SCHEDULE 13D

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      NAME OF REPORTING PERSON      Michael D. Kaufman
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I.D. # ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (SEE INSTRUCTIONS)                                        (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                           [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,425,830

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,425,830

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,425,830 shares of Issuer's Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (SEE INSTRUCTIONS)                                                   [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

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                                                                     Page 3 of 6

                                 SCHEDULE 13D

     Item 1.

        Security and Issuer.
        -------------------

     The title of the class of securities to which this Schedule 13D relates is Common Stock ("Issuer Common Stock") of Human Pheremone Sciences, Inc., formerly EROX Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4034 Clipper Court, Fremont, CA 94538.


     Item 2.

        Identity and Background.
        -----------------------

     (a) and (b) This statement is filed on behalf of Michael D. Kaufman ("Kaufman"). The business address for Kaufman is 2471 E. Bayshore Road, Palo Alto, CA 94303. Kaufman is a general partner of various venture capital funds affiliated with MK Global Ventures located at 2417 E. Bayshore Road, Palo Alto, CA 94303. This Schedule 13D supercedes and replaces that certain Schedule 13D filed on September 17, 1997 with the Securities and Exchange Commission (the "SEC") on behalf of MK GVD Fund, a California limited partnership and MK GVD Management, a California limited partnership and that certain Schedule 13G filed with the SEC on February 9, 1994, as amended September 10, 1997 on behalf of Kaufman, MK Global Ventures II, a California limited partnership and MK Global Management II, a California limited partnership.


     (d) and (e)  The disclosures required by paragraphs (d) and (e) of this
Item 2 are inapplicable with respect to Kaufman.

     (f)  Kaufman is a United States citizen.


     Item 3.

        Source and amount of Funds or Other Consideration.
        -------------------------------------------------

     Of the total number of securities of the Issuer disclosed on the cover page of this Schedule 13D (the "Shares"): (i) 666,667 are shares of Issuer Common Stock held by MK Global Ventures II, a California limited partnership ("MK GVII") over which Kaufman exercises voting and dispositive power; (ii) 1,333,333 are shares of the Issuer's Series AA Preferred Stock held by MK GVD Fund, a California limited partnership ("MK GVD") over which Kaufman exercises voting and dispositive power; (iii) 170,830 are shares of Issuer Common Stock held by MK GVD, which it acquired pursuant to open-market transactions from August 12, 1998 through August 21, 1998; (iv) 16,000 are shares of Issuer Common Stock which Kaufman holds jointly with his spouse; (v) 100,000 are shares of the Issuer's Series AA Preferred Stock held by Kaufman which he acquired pursuant to a certain Series AA Preferred Stock Purchase Agreement, dated August 21, 1997 by and among the Issuer, Kaufman and MK GVD (the "Stock Purchase Agreement") and
(vi) 116,500 are shares of the Issuer Common Stock held by Kaufman 17,500 of which he acquired in February 1998 pursuant to open-market transactions. The aggregate consideration for the purchase of the Shares was $500,000, $2,146,752, and approximately $513,925 in the case of MK GVII, MK GVD and Kaufman, respectively. Such consideration was sourced from personal funds, in the case of Kaufman, and limited partnership investment funds in the case of MK GVII and MK GVD.

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                                                                     Page 4 of 6

                                 SCHEDULE 13D

     Item 4.

        Purpose of Transaction.
        ----------------------

     The purpose of the transactions described in Item 3 above was to acquire securities of the Issuer for investment purposes.


     Item 5.

        Interest in Securities of the Issuer.
        ------------------------------------

     (a) and (b) Kaufman beneficially owns 2,425,830(1) shares of Issuer Common Stock, which constitutes 23.5% of the outstanding shares of the Issuer.
Kaufman has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares beneficially held by him.

     (c) During the past sixty days, the only transactions by Kaufman involving Issuer Common Stock is described in Item 3 above.

     (d) Kaufman retains the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this
Schedule 13D relates.

     (e) Inapplicable.


     Item 6.

        Contracts, Arrangements, Understandings or Relationships with respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

     As described in Item 3, MK GVD and Kaufman are parties to the Stock Purchase Agreement pursuant to which they acquired 1,333,333 and 100,000 shares, respectively, of the Issuer's Series AA Preferred Stock. Also in connection with such transaction, MK GVD is entitled to elect one director of the Issuer.

     MK GVD and Kaufman are also parties to a certain Information and Registration Rights Agreement among the Issuer, Kaufman and MK GVD dated August 19, 1997 (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, MK GVD and Kaufman possess certain rights with respect to the registration of shares of Issuer Common Stock. Under the Registration Rights Agreement, holders of at least 25% of the Issuer's unregistered Common Stock or Issuer Common Stock issued or issuable upon conversion or exchange of any of the Issuer's securities which are convertible into Issuer Common Stock ("Registrable Securities") may, any time after August 19, 1998, request that the Issuer prepare and file a registration statement, on a form other than Form S-3 with respect to all or part of the Registrable Securities, subject to certain conditions, including the right of the Company to defer such registration for up to 120 days. Additionally, MK GVD and Kaufman, subject to certain conditions, have the right to request, at any time after August 19, 1998, registrations on Form S-3. Further, in the event that the Issuer proposes to register any of its Common Stock under the Securities Act of 1934, as amended, MK GVD and Kaufman are entitled to receive notice

-------------
(1) Includes (i) 1,333,333 and 100,000 shares of the Issuer's Series AA Preferred Stock held of record by MK GVD and Kaufman, respectively, which are convertible into shares of Issuer Common Stock based on conversion formulas, as appropriately adjusted, set forth in the Issuer's Certificate of Incorporation; (ii) 170,830 and 666,667 shares of Issuer Common Stock held of record by MK GVD and MK GVII, respectively, (iii) 16,000 shares of Issuer Common Stock jointly held by Kaufman and his spouse and (iv) options to purchase 22,500 shares of Issuer Common Stock exercisable within 60 days of the date of August 31, 1998.

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                                                                     Page 5 of 6

                                 SCHEDULE 13D

thereof and to include in such registration all or part of the Registrable Securities that they hold, subject to certain conditions, including the right of the underwriters to limit the number of shares of Issuer Common Stock to be included in such registration and underwriting.

     On October 31, 1997 and June 14, 1998, the Issuer granted to Kaufman stock options to purchase 25,000 and 10,000 shares, respectively, of Issuer Common Stock in connection with Kaufman's services as a director of the Issuer. Such stock options vest at a rate of 1/12/th/ per month such that they become fully exercisable one year from the date of vesting commencement.

     Item 7.

        Materials to be Filed as Exhibits.
        ---------------------------------

     Inapplicable.

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                                                                     Page 6 of 6

                                 SCHEDULE 13D

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 28, 1998



                                    /s/ Michael D. Kaufman
                                    ----------------------
                                    Signature



                                    Michael D. Kaufman
                                    ----------------------
                                    Name




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